UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 50)*

Coca-Cola Consolidated, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Monica Howard Douglas

Executive Vice President and Global General Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1		NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,883,546
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,883,546
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.3%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13D/A

CUSIP No. - 191098102

1		NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,883,546
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,883,546
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.3%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13D/A

CUSIP No. - 191098102

1		NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,883,546
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,883,546
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.3%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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This Amendment No. 50 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company (“TCCC”), as amended by Amendments 1 through 49 (the “Schedule 13D”). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

This Amendment No. 50 is being filed to report, among other things: (i) the closing of the transactions contemplated by the 2024 Purchase Agreement (as defined below) and (ii) that as a result of an internal reorganization by the Reporting Persons effective as of July 3, 2024, Coca-Cola Oasis LLC is no longer the sole owner of the Seller (as defined below), and therefore, no longer a beneficial owner of the Common Stock reported herein (the “Reorganization”). The Reorganization did not involve any purchase or sale of securities of the Issuer.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented to remove Coca-Cola Oasis LLC as a Reporting Person due to the Reorganization completed on July 3, 2024.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On May 6, 2024, Coca-Cola Consolidated, Inc., a Delaware corporation (“Coke Consolidated”), announced that it was conducting a “Dutch auction” self-tender offer to purchase for cash shares of Common Stock for an aggregate purchase price of not more than $2,000,000,000, subject to the terms and conditions thereof (the “Tender Offer”).

On May 6, 2024, prior to Coke Consolidated’s announcement of the Tender Offer, Carolina Coca-Cola Bottling Investments, Inc., a Delaware corporation and an indirect wholly owned subsidiary of TCCC (“Seller”), and Coke Consolidated entered into a purchase agreement (the “2024 Purchase Agreement”), pursuant to which Coke Consolidated agreed to purchase shares of Common Stock from Seller. Under the terms of the 2024 Purchase Agreement, Coke Consolidated agreed to purchase from Seller a number of shares of Common Stock (the “Seller Shares”) that would cause Seller to beneficially own 21.5% of the issued and outstanding shares of Common Stock (calculated assuming all issued and outstanding shares of Class B Common Stock are converted into Common Stock) immediately following the Closing (as defined in the 2024 Purchase Agreement). The Closing under the 2024 Purchase Agreement was subject to certain conditions, including the closing of the Tender Offer and, in the case of Seller’s obligation to close, the purchase price per share in the Tender Offer not being less than $925, and would occur on the eleventh business day following the expiration date of the Tender Offer.

The Tender Offer expired on June 18, 2024. Coke Consolidated purchased a total of 14,391.5 shares of Common Stock in the Tender Offer at a price of $925 per share. In connection with the closing of the Tender Offer, pursuant to the terms of the 2024 Purchase Agreement, on July 5, 2024, Coke Consolidated purchased from Seller 598,619 Seller Shares at a price of $925 per share.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

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Number of shares of Common Stock as to which TCCC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 1,883,546
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 1,883,546

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 1,883,546
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 1,883,546

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 1,883,546
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 1,883,546

The Reporting Persons beneficially own 24.3% of the outstanding shares of Common Stock based upon 7,755,982.5 shares of Common Stock outstanding following the expiration of the Tender Offer and the closing of the 2024 Purchase Agreement, based on information provided by the Issuer.

Except as set forth in this Schedule 13D/A, the Reporting Persons have not effected any transactions in shares of Common Stock during the past sixty days.

As a result of the Reorganization described herein, Coca-Cola Oasis LLC ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as of July 3, 2024 and is no longer a Reporting Person on this Schedule 13D.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ John Murphy
	Name:	John Murphy
Date: July 5, 2024	Title:	President and Chief Financial Officer

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Mark D. Harris
	Name:	Mark D. Harris
Date: July 5, 2024	Title:	Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Mark D. Harris
	Name:	Mark D. Harris
Date: July 5, 2024	Title:	Vice President
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